Exhibit 12
                                                                    Page 1 of 2


           JERSEY CENTRAL POWER & LIGHT COMPANY AND SUBSIDIARY COMPANY
      STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
       AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                 (In Thousands)
                                    UNAUDITED

                                                  Six Months Ended
                                           June 30, 1995       June 30, 1994

 OPERATING REVENUES                            $921 115             $945 807

 OPERATING EXPENSES                             773 279              823 648
     Interest portion
     of rentals (A)                               6 429                5 502
       Net expense                              766 850              818 146

 OTHER INCOME:
     Allowance for funds
       used during
       construction                               2 504                1 364
     Other income, net                            6 985               19 597
       Total other income                         9 489               20 961

 EARNINGS AVAILABLE FOR FIXED
   CHARGES AND PREFERRED
   STOCK DIVIDENDS
   (excluding taxes
   based on income)                            $163 754             $148 622

 FIXED CHARGES:
     Interest on funded
       indebtedness                            $ 45 960             $ 47 402
     Other interest (B)                           6 801                8 871
     Interest portion
       of rentals (A)                             6 429                5 502
        Total fixed charges                    $ 59 190             $ 61 775

 RATIO OF EARNINGS TO
   FIXED CHARGES                                   2.77                 2.41

 Preferred stock dividend
   requirement                                    7 285                7 398
 Ratio of income before
   provision for income
   taxes to net income (C)                        143.2%               149.0%
 Preferred stock dividend
   requirement on a pre-tax
   basis                                         10 432               11 023
 Fixed charges, as above                         59 190               61 775
        Total fixed charges
          and preferred
          stock dividends                      $ 69 622             $ 72 798

 RATIO OF EARNINGS TO
   COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                   2.35                 2.04
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                                                                 Exhibit 12
                                                                 Page 2 of 2




           JERSEY CENTRAL POWER & LIGHT COMPANY AND SUBSIDIARY COMPANY
      STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
       AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                 (In Thousands)
                                    UNAUDITED






 NOTES:



 (A) The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B) Includes dividends on company-obligated mandatorily redeemable preferred securities of $1,278 for the six months ended June 30, 1995 only.

 (C) Represents income before provision for income taxes of $104,563 and $86,847, for the six months ended June 30, 1995 and June 30, 1994, respectively, divided by net income of $73,007 and $58,272, respectively.
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